

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

<u>Via Facsimile</u>
Mr. James M. Rutledge
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149

     RE: **Clean Harbors, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 1-34223

Dear Mr. Rutledge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ John Hartz

                             John Hartz
                             Senior Assistant
                             Chief Accountant